Exhibit 99.1

 Quarterly Activities ReportJanuary – March 2022

 Contents  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  2  NOVONIX Notable Milestones  Quarterly Activities Report (January – March 2022)  Corporate Update  NOVONIX Anode Materials (NAM) Update  Battery Technology Solutions (BTS) and Cathode Synthesis Technology Update  Appendix  Phillips 66 Highlight  Strategic Relationship with Kore Power  Jean Oelwang Appointed to NOVONIX Board

NOVONIX Notable Milestones

January 2021



19 Jan 2021: Leading researcher, Dr. Jeff Dahn appointed as Chief Scientific Advisor, effective July 2021

21 Jan 2021: NOVONIX Anode Materials selected to receive US $5.57mm grant from the US Department of Energy



12 Feb 2021: NOVONIX entered a new five-year research sponsorship agreement with Mark Obrovac's Research Group of Dalhousie University

19 Feb 2021: Emera and NOVONIX partner on innovative residential energy storage technology

26 Feb 2021: Completion of ASX equity raise of A$115m to support growth of NOVONIX Anode Materials with an additional ~A$16m from directors

Apr 2021: Completed installation of first Generation 2 furnace system built by Harper under our strategic partnership program and initiated build of first Gen 3 furnace

09 Aug 2021: Phillips 66 announced US$150m strategic investment in NOVONIX, advancing NOVONIX's production of synthetic graphite for high-performance lithium-ion batteries



20 Oct 2021: Zhanna Golodryga joins the Board of Directors as Phillips 66 right to nominate a Director. Ms. Golodryga is the SVP, Chief Digital and Administrative Officer for Phillips 66



23 Nov 2021: Ceremonial opening of NOVONIX's new Riverside facility attended by US Secretary of Energy, Jennifer Granholm

19 Jan 2022: Phillips 66 and NOVONIX sign Technology Development Agreement to advance the production and commercialization of anode materials for lithium-ion batteries

31 Jan 2022: Executed supply and investment agreements for ~12,000 tonnes with US-based KORE Power to advance and strengthen the domestic lithium-ion battery supply chain



01 Feb 2022: American Depositary Receipts commenced trading on the Nasdaq and celebrated the milestone by ringing the Closing Bell

Today

NOVONIX

ASX: NVX Nasdaq: NVX OTCQX: NVNXF

3

 Corporate Activities  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  4  January – March 2022  Filed 20-F Registration Statement Publicly with the SEC, Commencing Process for Nasdaq Listing – 9 January 2022  Phillips 66, NOVONIX Sign Technology Development Agreement to Advance Production of Anode Material for Lithium-Ion Batteries in North America – 19 January 2022  Named to the 2022 OTCQX Best 50, an annual ranking of the top 50 U.S. and international companies traded on the OTCQX market – 24 January 2022  Closed Anode Material Supply Agreement and Strategic Investment in US-based KORE Power – 31 January 2022 (see slide 10)  NOVONIX to be the exclusive supplier of graphite anode material to KORE Power’s US operations  NOVONIX to invest $25M USD for an approximately 5% stake in KORE Power  Commenced trading on Nasdaq – 1 February 2022  Celebrated milestone Nasdaq listing with ringing of closing bell – 24 February 2022  Released half yearly report and accounts – 24 February 2022  Appointed Jean Oelwang to Board of Directors – 1 March 2022 (see slide 11)  CEO, Chris Burns presented at the 34th Annual ROTH Investor Conference – 15 March 2022  Management continues to assess opportunities to develop the Mt. Dromedary high grade graphite deposit asset located in Northern Queensland, Australia  A total of $290,949 AUD was paid to related parties (directors and Nick Liveris) and their associates for salaries, director fees and superannuation during the quarter ended 31 March 2022  Cash balance as of 31 March 2022: $211,829,000 AUD

 NOVONIX Anode Materials Activities  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  5  January – March 2022  Production Equipment and Capacity:  Corporate Place development center completed all equipment installation for Generation 2 furnace lines and associated process equipment  First two Generation 3 furnace systems installed at Riverside and commissioning continues to progress and on track to meet ongoing production targets   Entered first large volume supply agreement with KORE Power to start deliveries in 2024 (see slide 10)  Continued engagements with Samsung SDI and Sanyo and other tier 1 cell and automotive manufacturers for capacity planning for next production facility  Technology Development Agreement signed with Phillips 66 with leverage both parties’ expertise to collaborate on development and optimization of feedstock and anode processing with the goal higher performance, lower carbon intensity materials  Continue to engage and progress relationships with multiple international partners for potential technology partnership opportunities and monitor clean energy policies in North America and Europe and liaise with relevant agencies  NOVONIX’s GX-23 grade of material highlighted for its superior cycle life performance in Chief Scientific Advisor, Jeff Dahn’s presentation “More than One Million Miles and a Century of Life” at the International Battery Seminar  Preparing for government funding opportunities through the Bipartisan Infrastructure Law (DE-FOA-0002678), the Defense Production Act (invoked by President Biden on March 31, 2022) and the Department of Energy Loan Program Office all to provide support for the domestic processing of critical materials such as graphite for batteries for electric cars and clean-energy storage systems

 6  Continued strong revenue growth each quarter with expansion of hardware sales and R&D service offerings by adding and growing key strategic accounts  Completed renovation of new Burnside location and relocated all Hardware and Cathode activities to new site and Bluewater Road location is now fully dedicated to battery assembly and testing  Emera Energy Storage System Project:  Assembling four full scale battery pack prototype systems for testing with Emera  Finalizing strategic partner for cell supply in preparation of beginning phase one of production while in development of new cell designs for use in future production systems  Expanding internal cathode development team and capabilities  Continued process development internally and collaboratively with Dr. Obrovac’s group at Dalhousie pursuing new IP  Completed move to Burnside location with equipment on track for 10 tonne per annum pilot line to be fully online in Q1 of next fiscal year with slight delay to one piece of equipment coming from China due to COVID-19 and shipping timelines  Hosted the Honourable Ginette Petitpas Taylor, Minister of Official Languages and Minister Responsible for ACOA - APECA, announced a repayable contribution of $1,000,000 to NOVONIX Battery Technology Solutions to purchase specialized equipment for our new 35,000 square foot Burnside location where we will pilot our cost-effective and environmentally friendly method for cathode material production  Cathode Synthesis Technology Activities  Battery Technology Solutions Activities  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  Battery Technology Solutions (BTS) and Cathode Activities

 7  NOVONIX Anode Materials  NOVONIX Battery Technology Solutions   ASX: NVX Nasdaq: NVX OTCQX: NVNXF  Contact Information  Send all investor queries to: IR@novonixgroup.com  1029 West 19th Street, Chattanooga, TN, 37408, USA  353 Corporate Place, Chattanooga, TN, 37419, USA  177 Bluewater Road, Bedford, NS B4B 1H1, Canada  110 Simmonds Drive, Dartmouth, NS B3B 1N9, Canada  This announcement has been authorised for release to the ASX by the Chairman, Admiral Robert J Natter

 ASX: NVX Nasdaq: NVX OTCQX: NVNXF  8  APPENDIX

 9  Phillips 66 is a diversified energy manufacturing and logistics company.   Phillips 66, with a portfolio of Midstream, Chemicals, Refining, and Marketing and Specialties businesses, the company processes, transports, stores and markets fuels and products globally  Phillips 66 is a global producer of petroleum needle coke, the key precursor material for synthetic graphite  Headquartered in Houston, the company has 14,000 employees committed to safety and operating excellence  Phillips 66 had $57 billion of assets as of June 30, 2021  Phillips 66 produces the precursor for synthetic graphite at advanced facilities located in Lake Charles, LA and Humber, UK  Phillips 66  Announcement  Phillips 66 subscribed for 77,962,578 ordinary shares of NOVONIX for a total purchase price of US$150 million  Phillips 66 will nominate one director to NOVONIX’s Board of Directors   This investment is driven by Phillips 66’s Emerging Energy organization, which is tasked with building a lower-carbon business platform and shares a similar long-term vision and focus on sustainability as NOVONIX  The investment by Phillips 66 will help support capacity towards 40,000 mt/year, which is expected to be completed by 2025  The transaction closed September 30, 2021  NOVONIX and Phillips 66 entered into a Technology Development Agreement on January 19, 2022, expanding the scope of the partnership between the companies  Deal Highlights  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  Phillips 66 Announces Strategic Investment in NOVONIX

 Strategic Relationship with KORE Power  ASX: NVX Nasdaq: NVX OTCQX: NVNXF  10  Highlights of Agreements  KORE Power is a leading US based developer of battery cell technology for clean energy industries  NOVONIX and KORE Power have worked together since 2019 through NOVONIX’s BTS division to improve and validate KORE’s battery technology  KORE announced on 29 July 2021 the intention to build KOREPlex, a one million square foot manufacturing that will support up to 12 GWh of battery cell production in Buckeye, AZ  KOREPlex scheduled to begin production in early 2024  Through the signed Supply Agreement, NOVONIX will be the exclusive supplier of graphite anode material to KOREPlex which when in full production will be close to 12,000 tonnes per year of material  NOVONIX invested $25M USD to acquire a roughly 5% stake in KORE Power  Kore Power to invest $1B in Buckeye  www.westvalleyview.com

Jean Oelwang Joined NOVONIX – 1 March 2022

Jean Oelwang Overview

- Jean is the founding CEO and President of Virgin Unite, an entrepreneurial foundation that builds leadership collectives, incubates ideas, and re-invents systems for a better world.
- Throughout her career, she has worked with partners to lead the incubation and start-up of several global initiatives, including: The Elders, The B Team, The Carbon War Room (successfully merged with the RMI), The Africa Donor Collective, Ocean Unite (now ORRAA), The Caribbean Climate Smart Accelerator, 100% Human at Work, The Virgin Unite Constellation, and The Branson Centres of Entrepreneurship. She also played a key partner role in the incubation of many other initiatives such as The Audacious Project.
- As part of her work over the last three decades, Jean has helped corporations put the wellbeing of people and the planet at their core, including working with over 25 Virgin businesses across 15 industries to help embed purpose in all they do. Jean also served as a Partner in the Virgin Group leading their people strategy.
- She has long explored the overlap of the business and social sectors and has been involved in both, having worked for the Foundation for National Parks and Wildlife in Australia, and in numerous volunteer roles, including a year-long stint as a VISTA volunteer where she worked with – and learned from - homeless teens in Chicago.

News Release Details

Novonix Announces Appointment of Jean Oelwang to Its Board of Directors

MARCH 1, 2022 AT 5:17 PM EST

President and Founding CEO of Virgin Unite Brings 30 Years of Experience Building Telecommunications Companies and Creating Foundations that Build Collectives, Incubate Ideas and Reinvent Systems for a Better World

PDF Version

BRISBANE, Australia, March 01, 2022 (GLOBE NEWSWIRE) -- NOVONIX Limited (NASDAQ: NVX, ASX: NVX, OTCQX: NVNXF) ("NOVONIX" or "the Company"), a leading battery materials and technology company, is pleased to announce the appointment of Jean Oelwang, President and Founding CEO of Virgin Unite, the entrepreneurial foundation of the worldwide Virgin Group, to its Board of Directors.

"We are thrilled to have Ms. Oelwang join our Board of Directors," says Bob Natter, Chairman of NOVONIX. "She brings incredible experience working with large scale organizations, focused on developing best practices for a more sustainable future. Having Jean's expertise on our board will help us remain focused on our company's rapid growth and scaling of the business while ensuring our strategic plans continue to speak to our corporate social responsibility. I look forward to working with her as we grow and lead the electrification economy."

Over the last 17 years, Ms. Oelwang has worked with partners to lead the incubation and start-up of several global initiatives, including: The Elders, The B Team, The Carbon War Room (successfully merged with the RMI), The Africa Donor Collective, Ocean Unite (now ORRAA), The Caribbean Climate Smart Accelerator, 100% Human at Work, The Virgin Unite Constellation, and The Branson Centers of Entrepreneurship. She also played a key partner role in the incubation of many other initiatives such as The Audacious Project. Prior to that, Jean helped start up mobile phone companies in seven countries.

"I am honored to be joining the NOVONIX Board of Directors," says Jean Oelwang, Founding CEO of Virgin Unite. "The company's mission and business plan to develop a US materials battery supply chain to support electrification of vehicles and the grid could not be more critical for reducing the world's carbon footprint."



NOVONIX

ASX: NVX Nasdaq: NVX OTCQX: NVNXF

11

 Rule 4.7B  Appendix 4C  Quarterly cash flow report for entities subject to Listing Rule 4.7B  Name of entity  NOVONIX LIMITED  ABN Quarter ended (“current quarter”)  54 157 690 830  31 MARCH 2022  Consolidated statement of cash flows  Current quarter  $A’000  Year to date (9 months)  $A’000  1.  1.1  1.2  1.3  1.4  1.5  1.6  1.7  1.8  1.9  Cash flows from operating activities  Receipts from customers Payments for  research and development  product manufacturing and operating costs  advertising and marketing  leased assets  staff costs  administration and corporate costs  Dividends received (see note 3) Interest received  Interest and other costs of finance paid Income taxes paid  Government grants and tax incentives  Other (provide details if material)  Net cash from / (used in) operating activities  2,115  6,481  (2,154)  (5,126)  (292)  (2,337)  -  -  -  -  (3,867)  (13,956)  (15,800)  (24,557)  -  -  3  (564)  (1,416)  -  478  5,091  -  (20,084)  (35,817)  2.  Cash flows from investing activities  2.1  Payments to acquire or for:  (a) entities  -  -  (b) businesses  -  -  (c) property, plant and equipment  (9,915)  (104,001)  (d) investments  (17,615)  (17,615)  (e) intellectual property  -  -  (f) other non-current assets  (13)  (73)  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 1

 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B  Consolidated statement of cash flows  Current quarter  $A’000  Year to date (9 months)  $A’000  2.2  Proceeds from disposal of:  (a) entities  -  -  (b) businesses  -  -  (c) property, plant and equipment  -  -  (d) investments  -  -  (e) intellectual property  -  -  (f) other non-current assets  -  -  2.3  Cash flows from loans to other entities  -  -  2.4  Dividends received (see note 3)  -  -  2.5  Other – Refunds / (payments for security  1,782  (16,467)  deposits  2.6  Net cash from / (used in) investing  (25,761)  (138,156)  activities  3.  Cash flows from financing activities  3.1  Proceeds from issues of equity securities (excluding convertible debt securities)  -  208,138  3.2  Proceeds from issue of convertible debt  -  -  securities  3.3  Proceeds from exercise of options  17  17  3.4  Transaction costs related to issues of  (29)  (187)  equity securities or convertible debt  securities  3.5  Proceeds from borrowings  2,132  45,656  3.6  Repayment of borrowings  (68)  (479)  3.7  Transaction costs related to loans and  -  -  borrowings  3.8  Dividends paid  -  -  3.9  Other (provide details if material)  (107)  (315)  3.10  Net cash from / (used in) financing  1,945  252,830  activities  4.  Net increase / (decrease) in cash and cash equivalents for the period  4.1  Cash and cash equivalents at beginning of period  259,504  136,664  4.2  Net cash from / (used in) operating activities (item 1.9 above)  (20,084)  (35,817)  4.3  Net cash from / (used in) investing activities (item 2.6 above)  (25,761)  (138,156)  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 2

 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B  Consolidated statement of cash flows  Current quarter  $A’000  Year to date (9 months)  $A’000  4.4  Net cash from / (used in) financing activities (item 3.10 above)  1,945  252,830  4.5  Effect of movement in exchange rates on cash held  (3,775)  (3,692)  4.6  Cash and cash equivalents at end of period  211,829  211,829  5.  Reconciliation of cash and cash equivalents  at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts  Current quarter  $A’000  Previous quarter  $A’000  5.1  Bank balances  201,829  249,504  5.2  Call deposits  10,000  10,000  5.3  Bank overdrafts  -  -  5.4  Other (provide details)  -  -  5.5  Cash and cash equivalents at end of  211,829  259,504  quarter (should equal item 4.6 above)  6. Payments to related parties of the entity and their associates  Current quarter  $A'000  Aggregate amount of payments to related parties and their associates included in item 1  Aggregate amount of payments to related parties and their associates included in item 2  291  -  Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.  Payments to related parties (directors and Nick Liveris) includes director fees, salary and wages, bonuses and superannuation.  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 3

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.	Financing facilities *Note: the term "facility' includes all forms of financing arrangements available to the entity.* *Add notes as necessary for an understanding of the sources of finance available to the entity.*	Total facility amount at quarter end $A'000	Amount drawn at quarter end $A'000
7.1	Loan facilities	53,163	51,069
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	**Total financing facilities**	53,163	51,069

7.5	**Unused financing facilities available at quarter end**	2,094

7.6 Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

- Loan facility with BDC for CAD$2,680,000 secured by first mortgage over the group's freehold land and buildings. The facility is repayable in monthly instalments ending 15 September 2044. Interest rate is variable and is currently 3.8%. As at 31 March 2022 the facility has been fully drawn down.
- On 28 May 2021, the Group purchased commercial land and buildings in Nova Scotia, Canada for CAD$3,550,000 from which the Cathode business will operate. The Group entered into a loan facility with BDC to purchase the land and buildings. The total available amount under the facility is CAD $4,985,000 and it has been drawn down to CAD$4,923,000 as at 31 March 2022. Interest rate is variable and is currently 3.8%. The full facility is repayable in monthly instalments, commencing 31 December 2022 and ending 30 November 2047. The land and buildings have been pledged as security for the bank loan.
- Loan facility with BDC for CAD$2,300,000 secured by first mortgage over the group's freehold land and buildings. The facility is repayable in monthly instalments, commencing 31 December 2023 and ending 30 November 2033. Interest rate is variable and is currently 3.8%. As at 31 March 2022 it has been drawn down to $500,000.
- Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$1,000,000. As at 31 March 2022 it has been drawn down to $900,000. The facility is interest free and repayable in monthly instalments commencing 1 January 2025 and ending 1 December 2036.
- Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$450,000. As at 31 March 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 September 2019 and ending 1 December 2025.
- Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$500,000. As at 31 March 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 April 2020 and ending 1 March 2026.
- Contribution agreement with Atlantic Canada Opportunities Agency (ACOA), for CAD$250,000. As at 31 March 2022 it has been fully drawn down. The facility is interest free and repayable in monthly instalments commencing 1 January 2024 and ending 1 December 2026.
- On 28 July 2021, the Group purchased commercial land and buildings in Chattanooga for USD $42.6M to expand the NAM business. The Group entered into a loan facility with PNC Real Estate to purchase the land and buildings. The total available amount under the facility is USD$30,100,000 and it has been fully drawn down as at 31 December 2021. The facility is repayable in monthly instalments, commencing September 2021 and ending August 2031. The land and buildings have been pledged as security for the loan.

ASX Listing Rules Appendix 4C (17/07/20)
+ See chapter 19 of the ASX Listing Rules for defined terms.
Page 4

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B  8.  Estimated cash available for future operating activities  $A’000  8.1  Net cash from / (used in) operating activities (item 1.9)  (20,084)  8.2  Cash and cash equivalents at quarter end (item 4.6)  211,829  8.3  Unused finance facilities available at quarter end (item 7.5)  2,094  8.4  Total available funding (item 8.2 + item 8.3)  213,923  8.5  Estimated quarters of funding available (item 8.4 divided by item 8.1)  10.6  Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.  8.6  If item 8.5 is less than 2 quarters, please provide answers to the following questions:  Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?  Answer: N/A  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?  Answer: N/A  Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?  Answer: N/A  Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.  Compliance statement  1  2  This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.  This statement gives a true and fair view of the matters disclosed.  Date:  29 April 2022  Authorised by: By the Chairman of the Board  (Name of body or officer authorising release – see note 4)  Notes  1.  2.  This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.  If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 5

 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B  3.  4.  5.  prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.  Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.  If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.  If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.  ASX Listing Rules Appendix 4C (17/07/20)  + See chapter 19 of the ASX Listing Rules for defined terms.  Page 6